July 30, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention:       Anne Nguyen Parker
Division of Corporate Finance

Re:                             Athlon Energy Inc.
Registration Statement on Form S-1 (File No. 333-189109)

Ladies and Gentlemen:

As the representative of the several underwriters of the Athlon Energy Inc. (the “Company”) proposed initial public offering of up to 18,157,895 shares of common stock of the Company, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m., Washington, D.C. time, on August 1, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Preliminary Prospectus dated July 22, 2013, through the date hereof:

Preliminary Prospectus dated July 22, 2013:

9,050 copies to prospective underwriters, institutional investors, dealers and others.

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The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.,
As Representative of the several
Underwriters

By: CITIGROUP GLOBAL MARKETS INC.

By:	/s/Jason Howard
Name:	Jason Howard
Title:	Vice President